UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)1

BitNile Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

26140E501

(CUSIP Number)

MILTON C. AULT, III

c/o Ault Capital Management LLC

11411 Southern Highlands Parkway, Suite 330

Las Vegas, NV 89141

(949) 444-5464

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 18, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26140E501

1	NAME OF REPORTING PERSON MILTON C. AULT, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 616,292 (1)
	8	SHARED VOTING POWER 42,294,517 (2)
	9	SOLE DISPOSITIVE POWER 616,292 (1)
	10	SHARED DISPOSITIVE POWER 42,294,517 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,910,809
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.91%
14	TYPE OF REPORTING PERSON IN

(1)	Represents (i) 266,292 shares of Common Stock and (ii) 350,000 shares of Common Stock underlying stock options currently exercisable or exercisable within 60 days.
(2)	Represents (i) 39,627,635 shares of Common Stock held by Ault Alpha LP, (ii) 1,658,916 shares of Common Stock held by Ault & Company, Inc., (iii) 94 shares of Common Stock underlying currently exercisable warrants held by Ault & Company, Inc., (iv) 1,000,000 shares of Common Stock purchasable by Ault & Company, Inc. pursuant to a Securities Purchase Agreement entered into on June 11, 2021 between Ault & Company, Inc. and BitNile Holdings, Inc. (formerly, Ault Global Holdings, Inc.), (v) 3,408 shares of Common Stock held by Philou Ventures, LLC, (vi) 2,232 shares of Common Stock underlying currently exercisable warrants held by Philou Ventures, LLC, and (vii) 2,232 shares of Common Stock issuable upon the conversion of 125,000 shares of Series B Preferred Stock held by Philou Ventures, LLC.

2

CUSIP No. 26140E501

1	NAME OF REPORTING PERSON WILLIAM B. HORNE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 553,306 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 553,306 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 553,306
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

(1)	Represents (i) 203,306 shares of Common Stock and (ii) 350,000 shares of Common Stock underlying stock options currently exercisable or exercisable within 60 days.

3

CUSIP No. 26140E501

1	NAME OF REPORTING PERSON HENRY C.W. NISSER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION SWEDEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 556,250 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 556,250 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 556,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

(1)	Represents (i) 206,250 shares of Common Stock and (ii) 350,000 shares of Common Stock underlying stock options currently exercisable or exercisable within 60 days.

4

CUSIP No. 26140E501

1	NAME OF REPORTING PERSON KENNETH S. CRAGUN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 209,375 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 209,375 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 209,375
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

(1)	Represents (i) 50,000 shares of Common Stock and (ii) 159,375 shares of Common Stock underlying stock options currently exercisable or exercisable within 60 days.

5

CUSIP No. 26140E501

1	NAME OF REPORTING PERSON AULT ALPHA LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 39,627,635
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 39,627,635
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,627,635
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.97%
14	TYPE OF REPORTING PERSON PN

6

CUSIP No. 26140E501

1	NAME OF REPORTING PERSON AULT ALPHA GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 39,627,635 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 39,627,635 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,627,635
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.97%
14	TYPE OF REPORTING PERSON OO

(1)	Represents 39,627,635 shares of Common Stock held by Ault Alpha LP.

7

CUSIP No. 26140E501

1	NAME OF REPORTING PERSON AULT CAPITAL MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 39,627,635 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 39,627,635 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,627,635
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.97%
14	TYPE OF REPORTING PERSON OO, IA

(1)	Represents 39,627,635 shares of Common Stock held by Ault Alpha LP.

8

CUSIP No. 26140E501

1	NAME OF REPORTING PERSON PHILOU VENTURES, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,872 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,872 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,872
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

(1)	Represents (i) 3,408 shares of Common Stock, (ii) 2,232 shares of Common Stock underlying currently exercisable warrants held, and (iii) 2,232 shares of Common Stock issuable upon the conversion of 125,000 shares of Series B Preferred Stock held.

9

CUSIP No. 26140E501

1	NAME OF REPORTING PERSON AULT & COMPANY, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,659,010 (1)
	8	SHARED VOTING POWER 39,635,507 (2)
	9	SOLE DISPOSITIVE POWER 2,659,010 (1)
	10	SHARED DISPOSITIVE POWER 39,635,507 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,294,517
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.74%
14	TYPE OF REPORTING PERSON CO

(1)	Represents (i) 1,658,916 shares of Common Stock, (ii) 1,000,000 shares of Common Stock purchasable pursuant to a Securities Purchase Agreement entered into on June 11, 2021 with BitNile Holdings, Inc. (formerly, Ault Global Holdings, Inc.), and (iii) 94 shares of Common Stock underlying currently exercisable warrants.
(2)	Represents (i) 39,627,635 shares of Common Stock held by Ault Alpha LP, (ii) 3,408 shares of Common Stock held by Philou Ventures, LLC, (iii) 2,232 shares of Common Stock underlying currently exercisable warrants held by Philou Ventures, LLC, and (iv) 2,232 shares of Common Stock issuable upon the conversion of 125,000 shares of Series B Preferred Stock held by Philou Ventures, LLC.

10

CUSIP No. 26140E501

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”) on October 12, 2021 and amended on November 24, 2021, January 4, 2022, July 11, 2022 and August 11, 2022 (the “Schedule 13D”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein. Except as otherwise specified in this Amendment No. 5, all items in the Schedule 13D are unchanged. All capitalized terms used in this Amendment No. 5 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The 39,627,635 Shares purchased by Ault Alpha were purchased with its working capital. Ault Alpha expended an aggregate of $25,197,270.85 for the purchase of the Shares. The stock options owned by Messrs. Ault, Horne, Nisser and Cragun were awarded to them in their capacities as officers and/or directors of the Issuer. The Shares owned directly by Messrs. Nisser and Cragun were issued upon vesting of restricted stock units awarded to them in their capacities as officers and/or directors of the Issuer. 201,250 Shares owned directly by Mr. Ault were issued upon vesting of restricted stock units awarded to him in his capacity as an officer and director of the Issuer, and the aggregate purchase price for the other 65,042 Shares owned directly by Mr. Ault is $99,456. 201,250 Shares owned directly by Mr. Horne were issued upon vesting of restricted stock units awarded to him in his capacity as an officer and director of the Issuer, and the aggregate purchase price for the other 2,056 Shares owned directly by Mr. Horne is $11,015.

The aggregate purchase price of the 3,408 Shares owned directly by Philou Ventures is approximately $1,508,000. The aggregate purchase price of the 125,000 shares of Series B Preferred Stock exercisable into 2,232 Shares and warrants currently exercisable into 2,232 Shares owned directly by Philou Ventures is approximately $1,250,000.

The aggregate purchase price of the 1,658,916 Shares and warrants currently exercisable into 94 Shares owned directly by Ault & Company is approximately $2,578,000.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 330,961,668 Shares outstanding, which is the total number of Shares outstanding as of August 22, 2022, as reported by the Issuer to the Reporting Persons.

A.	Milton C. Ault, III

(a)

As of the date hereof, Mr. Ault may be deemed to beneficially own 42,910,809 Shares, consisting of (i) 266,292 shares of Common Stock, (ii) 350,000 shares of Common Stock underlying stock options currently exercisable or exercisable within 60 days, (iii) 39,627,635 shares of Common Stock held by Ault Alpha, (iv) 1,658,916 shares of Common Stock held by Ault & Company, (v) 94 shares of Common Stock underlying currently exercisable warrants held by Ault & Company, (vi) 1,000,000 shares of Common Stock purchasable pursuant to a Securities Purchase Agreement entered into on June 11, 2021 between Ault & Company and the Issuer, (vii) 3,408 shares of Common Stock held by Philou Ventures, (viii) 2,232 shares of Common Stock underlying currently exercisable warrants held by Philou Ventures, and (ix) 2,232 shares of Common Stock issuable upon the conversion of 125,000 shares of Series B Preferred Stock held by Philou Ventures. Mr. Ault may be deemed to beneficially own the Shares owned directly by Ault Alpha LP, Ault & Company, Inc. and Philou Ventures by virtue of his relationships with such entities described in Item 2.

11

CUSIP No. 26140E501

Percentage: 12.91%

(b)	1. Sole power to vote or direct vote: 616,292

2. Shared power to vote or direct vote: 42,294,517

3. Sole power to dispose or direct the disposition: 616,292

4. Shared power to dispose or direct the disposition: 42,294,517

(c)	Mr. Ault has not entered into any transactions in the Shares during the past sixty days.

B.	William B. Horne

(a)

As of the date hereof, Mr. Horne may be deemed to beneficially own 553,306 Shares, consisting of (i) 203,306 shares of Common Stock and (ii) 350,000 shares of Common Stock underlying stock options currently exercisable or exercisable within 60 days.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 553,306

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 553,306

4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Horne has not entered into any transactions in the Shares during the past sixty days.

C.	Henry C.W. Nisser

(a)

As of the date hereof, Mr. Nisser may be deemed to beneficially own 556,250 Shares, consisting of (i) 206,250 shares of Common Stock and (ii) 350,000 shares of Common Stock underlying stock options currently exercisable or exercisable within 60 days.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 556,250

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 556,250

4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Nisser has not entered into any transactions in the Shares during the past sixty days.

12

CUSIP No. 26140E501

D.	Kenneth S. Cragun

(a)

As of the date hereof, Mr. Cragun may be deemed to beneficially own 209,375 Shares, consisting of (i) 50,000 shares of Common Stock and (ii) 159,375 shares of Common Stock underlying stock options currently exercisable or exercisable within 60 days.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 209,375

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 209,375

4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Cragun has not entered into any transactions in the Shares during the past sixty days.

E.	Ault Alpha

(a)	As of the date hereof, Ault Alpha owned directly 39,627,635 Shares.

Percentage: 11.97%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 39,627,635

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 39,627,635

(c)	Other than the transactions in the Shares by Ault Alpha as previously disclosed or as set forth on Schedule A and incorporated herein by reference, Ault Alpha has not entered into any transactions in the Shares during the past sixty days.

F.	Ault Alpha GP

(a)	As of the date hereof, Ault Alpha GP may be deemed to beneficially own 39,627,635 Shares, consisting of the Shares owned directly by Ault Alpha. Ault Alpha GP may be deemed to beneficially own the Shares owned directly by Ault Alpha by virtue of its relationship with such entity described in Item 2.

Percentage: 11.97%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 39,627,635

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 39,627,635

(c)	Ault Alpha GP has not entered into any transactions in the Shares during the past sixty days.

G.	Ault Capital Management

(a)	As of the date hereof, Ault Capital Management may be deemed to beneficially own 39,627,635 Shares, consisting of the Shares owned directly by Ault Alpha. Ault Capital Management may be deemed to beneficially own the Shares owned directly by Ault Alpha by virtue of its relationship with such entity described in Item 2.

13

CUSIP No. 26140E501

Percentage: 11.97%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 39,627,635

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 39,627,635

(c)	Ault Capital Management has not entered into any transactions in the Shares during the past sixty days.

H.	Philou Ventures

(d)	As of the date hereof, Philou Ventures may be deemed to beneficially own 7,872 Shares, consisting of (i) 3,408 shares of Common Stock, (ii) 2,232 shares of Common Stock underlying currently exercisable warrants held, and (iii) 2,232 shares of Common Stock issuable upon the conversion of 125,000 shares of Series B Preferred Stock held.

Percentage: Less than 1%

(e)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 7,872

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 7,872

(f)	Philou Ventures has not entered into any transactions in the Shares during the past sixty days.

I.	Ault & Company

(a)	As of the date hereof, Ault & Company may be deemed to beneficially own 42,294,517 Shares, consisting of (i) 1,658,916 shares of Common Stock, (ii) 94 shares of Common Stock underlying currently exercisable warrants, (iii) 1,000,000 shares of Common Stock purchasable pursuant to a Securities Purchase Agreement entered into on June 11, 2021 with the Issuer, (iv) 39,627,635 shares of Common Stock held by Ault Alpha, (v) 3,408 shares of Common Stock held by Philou Ventures, (vi) 2,232 shares of Common Stock underlying currently exercisable warrants held by Philou Ventures, and (vii) 2,232 shares of Common Stock issuable upon the conversion of 125,000 shares of Series B Preferred Stock held by Philou Ventures. Ault & Company may be deemed to beneficially own the Shares owned directly by Ault Alpha by virtue of its relationships with such entities described in Item 2.

Percentage: 12.74%

(b)	1. Sole power to vote or direct vote: 2,659,010

2. Shared power to vote or direct vote: 39,635,507

3. Sole power to dispose or direct the disposition: 2,659,010

4. Shared power to dispose or direct the disposition: 39,635,507

14

CUSIP No. 26140E501

(c)	Ault & Company has not entered into any transactions in the Shares during the past sixty days.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

15

CUSIP No. 26140E501

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2022

AULT ALPHA LP
/s/ Milton C. Ault, III
MILTON C. AULT, III	By:	/s/ Milton C. Ault, III
		Name:	Milton C. Ault, III
		Title:	CEO of Ault Capital Management LLC, the Managing Member of Ault Alpha GP LP, the General Partner

AULT ALPHA GP LP
/s/ William B. Horne
WILLIAM B. HORNE	By:	/s/ Milton C. Ault, III
		Name:	Milton C. Ault, III
		Title:	CEO of Ault Capital Management LLC, the Managing Member

AULT CAPITAL MANAGEMENT LLC
/s/ Henry C.W. Nisser
HENRY C.W. NISSER	By:	/s/ Milton C. Ault, III
		Name:	Milton C. Ault, III
		Title:	Chief Executive Officer

AULT & COMPANY, INC.
/s/ Kenneth S. Cragun
KENNETH S. CRAGUN	By:	/s/ Milton C. Ault, III
		Name:	Milton C. Ault, III
		Title:	Chief Executive Officer

PHILOU VENTURES, LLC

By:	/s/ Milton C. Ault, III
	Name:	Milton C. Ault, III
	Title:	CEO of Ault & Company, Inc., the Managing Member

16

CUSIP No. 26140E501

SCHEDULE A

Transactions in the Shares of Common Stock During the Last Sixty Days

Ault Alpha LP

Nature of the Transaction	Shares of Common Stock Purchased / (Sold)	Price Per Share ($)	Date of Transaction
Purchase of Common Stock	1,014,921	0.3791	08/12/2022
Purchase of Common Stock	958,385	0.3885	08/15/2022
Purchase of Common Stock	1,000,000	0.3452	08/17/2022
Purchase of Common Stock	1,000,000	0.3408	08/18/2022
Purchase of Common Stock	938,682	0.3210	08/19/2022
Purchase of Common Stock	688,953	0.3158	08/22/2022

17